SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Euronav NV

(Name of Subject Company)

Compagnie Maritime Belge NV

(Name of Person(s) Filing Statement)

Ordinary shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Ludovic Saverys, Chief Financial Officer

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerpen Belgium

Telephone: +32 3 247 59 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of a communication by Compagnie Maritime Belge NV (“CMB”), which is attached hereto as Exhibit 99.1, concerning the public announcements on July 11, 2022 by Frontline Ltd. (“Frontline”) and Euronav NV (“Euronav” or the “Company”) that Frontline intends to commence a voluntary conditional exchange offer (the “Exchange Offer”) for all outstanding ordinary shares, no par value (the “Ordinary Shares”) of Euronav at an exchange ratio of 1.45 Frontline shares for each Ordinary Share of Euronav, subject to certain conditions, pursuant to a definitive Combination Agreement between Frontline and Euronav.

Exhibit No.	Description

99.1	Press release of CMB, dated July 12, 2022

Important Information

The Exchange Offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the Exchange Offer is commenced, CMB anticipates that a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4, will be filed with the Securities and Exchange Commission (the “SEC”) by Frontline, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Euronav. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by such parties with the SEC at the website maintained by the SEC (www.sec.gov). Investors and security holders are advised to read these documents, any amendments thereto as well as any other documents relating to the Exchange Offer, when they become available, as they will contain important information.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and other statements, which are not statements of historical facts. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although CMB believes that the expectations reflected in such forward-looking statements are reasonable, you are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of CMB, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The forward-looking statements in this communication speak only as of the date hereof and, other than as required by applicable law, CMB does not undertake any obligation to update or revise any forward-looking information or statements.